[redacted]

10027131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Clearing Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Chase Metrotech Center
(No. and Street)

Brooklyn, New York 11201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Collins (212) 552-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James M. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Clearing Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

CLARIBEL LEPIANI
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01LE6078190
My Comm. Expires 07/29/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Clearing Corp.

(An indirect subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2009

J.P. Morgan Clearing Corp.
(An indirect subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholders of
J.P. Morgan Clearing Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Clearing Corp. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

J.P. Morgan Clearing Corp.
(An indirect subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition (Dollars in thousands)
December 31, 2009

Assets		
Cash	$	488,656
Cash and securities segregated under federal and other regulations		1,539,875
Securities borrowed		76,236,512
Securities received as collateral		7,766,915
Receivables:		
Customers		19,005,709
Brokers, dealers, clearing organizations and others		3,639,428
Interest and dividends		58,122
Goodwill		496,500
Other assets		2,465
Total assets	$	109,234,182
Liabilities and stockholders' equity		
Short-term borrowings	$	11,980,850
Securities sold under repurchase agreements		1,034,944
Securities lent		7,594,765
Obligation to return securities received as collateral		7,766,915
Payables:		
Customers		62,708,870
Brokers, dealers and others		10,628,998
Interest and dividends		110,235
Other liabilities and accrued expenses		490,332
		102,315,909
Subordinated liabilities		3,910,000
Total liabilities		106,225,909
Commitments and contingencies (Note 12)		
Total stockholders' equity		3,008,273
Total liabilities and stockholders' equity	$	109,234,182

The accompanying notes are an integral part of this statement of financial condition

1. Organization

J.P. Morgan Clearing Corp. (the "Company"), is a subsidiary of and guaranteed by J.P. Morgan Securities Inc. ("JPMorgan Securities"), which is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations in more than 60 countries. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer and investment adviser with the United States Securities and Exchange Commission ("SEC") and a futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). The Company is also a member of the New York Stock Exchange ("NYSE") and other exchanges.

Nature of Business
The Company provides securities and futures clearing, customer financing, securities lending and related services. The Company acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). In addition, the Company acts as a carrying and clearing broker for certain activities of JPMorgan Securities and other affiliates on either a fully disclosed or omnibus basis.

Merger with The Bear Stearns Companies Inc.
Effective May 30, 2008, BSC Merger Corporation, a wholly-owned subsidiary of JPMorgan Chase, merged with The Bear Stearns Companies Inc. ("Bear Stearns") pursuant to the Agreement and Plan of Merger, dated as of March 16, 2008, as amended March 24, 2008 (the "Merger"), and Bear Stearns became a wholly-owned subsidiary of JPMorgan Chase. The Merger was accounted for under the purchase method of accounting, which requires that the assets and liabilities of Bear Stearns be fair valued. The final total purchase price to complete the Merger was $1.5 billion. The computation of the purchase price and the allocation of the purchase price to the net assets of Bear Stearns resulted in a pushdown from JPMorgan Chase to the Company of $496.5 million of the total goodwill resulting from the Merger; the pushdown included an additional $69.8 million of goodwill in 2009 due to the allocation to the Company of its portion of the final purchase price related to the Merger. Additional information regarding the Merger is provided in Note 2 of JPMorgan Chase's Annual Report on Form 10-K for the year ended December 31, 2009 ("JPMorgan Chase's 2009 Annual Report").

2. Significant Accounting Policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a) Accounting Developments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification
In July 2009, the FASB implemented the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative U.S. generally accepted accounting principles. The Codification simplifies the classification of accounting standards into one online database under a common referencing system, organized into eight areas, ranging from industry-specific to general financial statement matters. Use of the Codification is effective for interim and annual periods ending after September 15, 2009. The Company began to use the Codification on the effective date, and it had no impact on the Company's Statement of Financial Condition. However, throughout this financial statement, all references

to prior FASB, AICPA and EITF accounting pronouncements have been removed, and all non-SEC accounting guidance is referred to in terms of the applicable subject matter.

Business combinations/noncontrolling interests in financial statements
In December 2007, the FASB issued guidance which amended the accounting and reporting of business combinations, as well as noncontrolling (i.e., minority) interests. For the Company, the guidance became effective for business combinations that close on or after January 1, 2009. The guidance for noncontrolling interests, as amended, became effective for the Company for fiscal periods beginning January 1, 2009. In April 2009, the FASB issued additional guidance, which amends the accounting for contingencies acquired in a business combination.

The amended guidance for business combinations generally only impacts the accounting for transactions that closed after December 31, 2008, and generally only impacts certain aspects of business combination accounting, such as the accounting for transaction costs and certain merger-related restructuring reserves, as well as the accounting for partial acquisitions where control is obtained by the Company. One exception to the prospective application of the business-combination guidance relates to accounting for income taxes associated with transactions that closed prior to January 1, 2009. Once the purchase accounting measurement period closes for these acquisitions, any further adjustments to income taxes recorded as part of these business combinations will impact income tax expense. Previously, these adjustments were predominantly recorded as adjustments to goodwill.

The guidance for noncontrolling interests, as amended, requires that they be accounted for and presented as equity if material, rather than as a liability or mezzanine equity. The presentation and disclosure requirements for noncontrolling interests are to be applied retrospectively. The adoption of the reporting requirements for noncontrolling interests was not material to the Company's Statement of Financial Condition.

Accounting for transfers of financial assets and repurchase financing transactions
In February 2008, the FASB issued guidance, which requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer to be evaluated together as a linked transaction, unless certain criteria are met. The Company adopted the guidance on January 1, 2009, for new transactions entered into after the date of adoption. The adoption of the guidance did not have a material impact on the Company's Statement of Financial Condition.

Employers' disclosures about postretirement benefit plan assets
In December 2008, the FASB issued guidance requiring more detailed disclosures about employers' plan assets, including investment strategies, classes of plan assets, concentrations of risk within plan assets and valuation techniques used to measure their fair value. This guidance is effective for fiscal years ending after December 15, 2009. JPMorgan Chase adopted these additional disclosure requirements on December 31, 2009. Refer to Note 8 of JPMorgan Chase's 2009 Annual Report for further information on these additional disclosures.

Determining fair value when the volume and level of activity for the asset or liability have significantly decreased, and identifying transactions that are not orderly
In April 2009, the FASB issued guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly declined. The guidance also includes identifying circumstances that indicate a transaction is not orderly. The guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption

permitted. The application of the guidance did not have an impact on the Company's Statement of Financial Condition.

Interim disclosures about fair value of financial instruments
In April 2009, the FASB issued guidance that requires disclosures about the fair value of certain financial instruments (including financial instruments not carried at fair value) to be presented in interim financial statements in addition to annual financial statements. The guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted the additional disclosure requirements for June 2009 reporting.

Measuring liabilities at fair value
In August 2009, the FASB issued guidance clarifying how to develop fair value measurements for liabilities, particularly where there may be a lack of observable market information. This guidance is effective for interim or annual periods beginning after August 26, 2009. The application of this guidance did not have an impact on the Company's Statement of Financial Condition.

Fair value measurements and disclosures
In January 2010, the FASB issued guidance that requires new disclosures, and clarifies existing disclosure requirements, about fair value measurements. The clarifications and the requirement to separately disclose transfers of instruments between level 1 and level 2 of the fair value hierarchy are effective for interim reporting periods beginning after December 15, 2009, however, the requirement to provide purchases, sales, issuances and settlements in the level 3 rollforward on a gross basis is effective for fiscal years beginning after December 15, 2010. Early adoption of the guidance is permitted.

Subsequent events
In May 2009, the FASB issued guidance that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance was effective for interim or annual financial periods ending after June 15, 2009. The Company adopted the guidance for June 2009 reporting. The application of the guidance did not have any impact on the Company's Statement of Financial Condition. See Note 14 for further discussion.

(b) Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c) Cash and Securities Segregated Under Federal and other Regulations
The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2009, the Company had $1.5 billion of cash and securities segregated to be in compliance with regulations, including SEC Rule 15c3-3.

(d) Repurchase and Resale Agreements
Securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") are generally treated as collateralized financing transactions and are carried on the Statement of Financial Condition at the amounts the securities will be subsequently sold or repurchased, plus accrued interest. Where appropriate, resale and repurchase agreements with the same counterparty are reported on a net basis in accordance with U.S. GAAP on offsetting of amounts related to

certain repurchase and reverse repurchase agreements. The Company takes possession of securities purchased under resale agreements. On a daily basis, the Company monitors the market value of the underlying collateral received from its counterparties, consisting primarily of U.S. government and agency securities, and requests additional collateral when necessary.

(e) Securities Borrowed and Securities Lent
Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received. The Company monitors the market value of the securities borrowed and lent on a daily basis and calls for additional collateral when appropriate. Certain securities are borrowed against securities collateral and according to U.S. GAAP on accounting for transfers and servicing of financial asset and extinguishment of liabilities, the borrower is not required to record the transactions on its balance sheet.

(f) Customer Transactions
Customer securities transactions are recorded on the Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date. Securities owned by customers (including those that collateralize margin or other similar transactions) and held for clients in an agency or fiduciary capacity by the Company, are not assets of the Company and are not included in the Statement of Financial Condition.

(g) Goodwill
Goodwill is not amortized. Instead it is tested for impairment annually or when an event or circumstance occurs that may indicate the possibility that impairment exists. The increase in goodwill of $69.8 million from December 31, 2008 was due to the final allocation of purchase accounting adjustments to the Company related to the Merger. Please refer to Note 1 for further discussion.

Goodwill was not impaired at December 31, 2009, nor was any goodwill written off due to impairment during 2009.

(h) Income Taxes
The Company is included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to an informal tax sharing arrangement JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns.

The informal tax sharing arrangement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

(i) Foreign Currency Translation
The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

3. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at contractual amounts, which approximate fair value. Assets that are recorded at contractual amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities lent, customer payables

and certain other payables are recorded at contractual amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

Fair Value Hierarchy— A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

4. Income Taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The significant components of the deferred tax asset, as of the balance sheet date, relates primarily to federal and state tax benefits in regard to tax reserves. As of December 31, 2009, management has determined it is more likely than not that the Company will realize its deferred tax assets. Due to the aforementioned tax sharing agreement discussed in Footnote 2(h), deferred tax assets and liabilities are cash settled and transferred to JPMorgan Chase.

At December 31, 2009, the Company had a current income tax payable to JPMorgan Chase of $40 million included in other liabilities and accrued expenses.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2009.

Unrecognized tax benefits **Year ended December 31, 2009** (in millions)	
Balance at January 1, 2009	$ 235
Decreases based on tax positions related to prior periods	(41)
Decreases related to settlements with taxing authorities	(134)
Balance at December 31, 2009	$ 60

At December 31, 2009, the Company's unrecognized tax benefits, excluding related interest expense and penalties, were $60 million, of which $39 million, if recognized, would reduce the annual effective tax rate.

Included in other liabilities and accrued expenses at December 31, 2009, in addition to the Company's liability for unrecognized tax benefits, was $20 million for income tax-related interest and no penalties.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions.

5. Short-Term Borrowings

Short-term borrowings at December 31, 2009 were approximately $11.98 billion, which included $11.94 billion of unsecured borrowings from affiliates. These borrowings are short-term obligations that bear interest based on the federal funds rate. Additionally, the Company had $37 million of short-term borrowings from third party institutions.

6. Subordinated Liabilities

The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $9.2 billion. At December 31, 2009, $3.9 billion was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2009 mature as follows (dollars in millions):

Year	Amount
2011	$ 1,200
2013	2,710
Total	$ 3,910

All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA"); therefore, they qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule ("Net Capital Rule"). The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Net Capital Rule.

The borrowings bear interest at a rate based upon the London Interbank Offered Rate.

7. Employee Compensation and Benefits

Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options and restricted stock units ("RSUs"). Employees receive annual incentive compensation awards based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Awards

U.S. GAAP requires all share-based payments to employees be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options.

JPMorgan Chase RSUs
RSUs are awarded at no cost to the recipient upon their grant. RSUs are generally granted annually and generally vest 50 percent after two years and 50 percent after three years and convert to shares of JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until the vesting date. An RSU entitles

the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase stock awards to the Company's employees for the year ended December 31, 2009 (in thousands):

		Year Ended December 31, 2009
Options		
	Granted	0
	Forfeited	1
RSUs		
	Granted	311
	Forfeited	39

At December 31, 2009, the number of outstanding options held by the Company's employees was 58 thousand and all shares were vested. In addition, 926 thousand unvested RSUs were held by the Company's employees at December 31, 2009. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries.

For additional information regarding the employee stock-based awards of JPMorgan Chase and the related accounting, refer to Note 9 of JPMorgan Chase's 2009 Annual Report.

Pension and Other Postretirement Employee Benefits

The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory, and vary with length of service and date of hire and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company.

The JPMorgan Chase U.S. defined benefit pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. defined benefit pension plan exceeded the projected benefit obligation at December 31, 2009.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, components of benefit expense, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosure requirements about the plans are included in Note 8 of JPMorgan Chase's 2009 Annual Report.

8. Collateralized Securities Transactions

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations.

The Company receives collateral under reverse repurchase agreements, securities borrowed transactions, customer margin loans and other secured money-lending activities. In many instances, the Company is permitted to rehypothecate the securities received as collateral, subject to regulations which prohibit the rehypothecation of customer fully paid and excess margin securities, as defined in SEC Rule 15c3-3, Customer Protection.

At December 31, 2009, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was approximately $161.5 billion. Of these securities received as collateral, those with a fair value of approximately $107.4 billion were delivered, repledged or otherwise used.

In relation to non-cash loan versus pledged securities transactions, the Company recorded collateral received from JPMorgan Securities and a related obligation to return this collateral to JPMorgan Securities of approximately $7.8 billion at December 31, 2009.

In addition to effecting settlements, meeting customer needs or re-lending as part of the Company's operations, the Company also enters into repurchase agreements to obtain financing. The Company enters into equity repurchase agreements with third parties to increase levels of secured financing for itself and certain affiliates. At December 31, 2009, these repurchase agreements totaled approximately $1 billion.

9. Preferred Stock

The Company's Series A Preferred Stock (the "Preferred Stock") has a liquidation preference of $1,500 per share, is non-voting and is entitled to dividends, on a cumulative basis, at 6% per annum. The Company may redeem, at its option, the Preferred Stock at a price of $1,500 per share plus accumulated and unpaid dividends upon the occurrence of certain events. At December 31, 2009, there were no shares of Preferred Stock held by any affiliate of the Company.

10. Risk Management

Risk is an inherent part of the Company's business activities and through JPMorgan Chase's risk management framework and governance structures, a variety of risks are managed. The framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks inherent in the Company's business activities. The Company has identified several major risk types related to its business activities: customer credit risk, liquidity risk, operational risk, legal risk and reputation risk. The Company identifies, measures, monitors/controls and reports risk through various control mechanisms, including dynamically assessing the potential impact of internal and external factors on transactions and positions, developing risk mitigation strategies, and establishing risk management policies and procedures that contain approved limits by customer, product and business.

Customer Credit Risks -The Company's activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities, and derivative transactions. Derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and derivative transactions on listed exchanges, as well as in the over the counter ("OTC") markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers.

In connection with certain customer activities, the Company executes and settles customer transactions involving the sale of securities. When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction, and as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, it is the policy of the Company to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed

automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or to reduce positions if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for securities and futures activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

Liquidity Risks - Liquidity risk arises from the general funding needs of the Company's activities and in the management of its assets and liabilities. The ability to maintain a sufficient level of liquidity is crucial to financial services companies, particularly their ability to maintain appropriate levels of liquidity during periods of adverse conditions. The Company's funding strategy is to ensure liquidity and diversity of funding sources to meet actual and contingent liabilities through both stable and adverse conditions Through JPMorgan Chase and outside relationships, the Company seeks to preserve stable, reliable and cost-effective sources of funding. Procedures are in place to identify, measure, and monitor the Company's liquidity sources and uses, which enable the Company to manage these risks.

Operational Risk - Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. Operational risk is inherent in the Company's business activities and can manifest itself in various ways, including errors, fraudulent acts, business interruptions, inappropriate behavior of employees, or vendors that do not perform in accordance with their arrangements. These events could result in financial losses and other damage to the Company, including reputational harm. To monitor and control operational risk, the Company, through JPMorgan Chase, maintains a system of comprehensive policies and a control framework designed to provide a sound and well-controlled operational environment. The goal is to keep operational risk at appropriate levels, in light of the Company's financial strength, the characteristics of its businesses, the markets in which it operates, and the competitive and regulatory environment to which it is subject. Notwithstanding these control measures, the Company incurs operational losses.

Legal Risk - Legal risk is the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations. Legal risk also encompasses the risk of loss attributable to deficiencies in the documentation of transactions (e.g., trade confirmations) and of regulatory compliance risk, which is the risk of loss due to the Company's violations of, or non-conformance with, laws, rules, regulations and prescribed practices in the normal course of conducting its business and activities. Finally, legal risk encompasses litigation risk, which is the risk of loss resulting from being sued, including legal costs, settlement expenses, adverse judgments and fines.

Reputation Risk - Attention to reputation is a key aspect of the Company's practices. The Company's ability to attract and retain customers and transact with its counterparties could be adversely affected to the extent its reputation is damaged. The failure of the Company to deal, or to appear to fail to deal, with various issues that could give rise to reputation risk could cause harm to the Company and its business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of legal, reputation, operational, credit, liquidity and market risks inherent in its products. The failure to

address appropriately these issues could make the Company's clients unwilling to do business with the Company, which could adversely affect the Company's results.

11. Related Parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for clearing and futures activities, and collateralized transactions.

Significant balances with related parties are listed below.

December 31, 2009 (in millions)		
Assets		
Deposits with banks	$	56
Cash and securities segregated under federal and other regulations		1,539
(includes $1,278 million securities purchased under resale agreements)		
Securities borrowed		18,454
Receivable from brokers, dealers and clearing organizations		3,083
Liabilities		
Borrowings	$	11,944
Securities lent		5,930
Payable to brokers, dealers and clearing organizations		9,895
Subordinated liabilities payable to JPMorgan Chase		3,910

Capital contribution from parent— On July 31, 2009, the Company received a $500 million capital contribution from its parent, JPMorgan Securities. The purpose of the capital contribution was to offset the increase in capital requirements from increased business activity.

12. Commitments and Contingencies

Letters of Credit—In the ordinary course of business, the Company obtains letters of credit that are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. During the course of 2009, the Company did have unsecured letters of credit outstanding which were used to satisfy margin requirements at a clearing organization. As of December 31, 2009, the Company had no such letters of credit.

Litigation—The Company maintains litigation reserves for certain of its outstanding litigation. In accordance with the provisions of U.S. GAAP for accounting for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2009, that the Company's litigation reserves were adequate at such date. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further relevant developments. The Company believes it has meritorious defenses to claims asserted against it in its currently outstanding litigation and with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment. For further discussion on certain litigation cases relating to JPMorgan Chase, please refer to JPMorgan Chase's 2009 Annual Report.

Guarantees—The Company is a member of numerous exchanges and clearinghouses. Membership in some of these organizations requires the Company to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Company's contribution to a member's guarantee fund, or, in a few cases, the obligation may be unlimited. It is difficult to estimate the Company's maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to be remote. Accordingly, no contingent liability is recorded in the Company's Statement of Financial Condition for these arrangements.

13. Net Capital Requirements

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital Rule and the capital rules of the NYSE, the CFTC and other principal exchanges of which it is a member. Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of: (i) 2% of aggregate debit items arising from customer transactions, as defined in the Net Capital Rule, plus excess margin collateral on reverse repurchase agreements; or (ii) 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2009, the Company's net capital of approximately $5.2 billion was approximately 6.7% of aggregate debit items and exceeded the minimum regulatory net capital requirement of approximately $1.6 billion by approximately $3.6 billion.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

14. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2009, and through February 26, 2010 (the date of the filing of this report).

There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Company's Statement of Financial Condition as of December 31, 2009.

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